Exhibit 1.3
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 26, 2011
March 29, 2011
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the fiscal year ended February 26, 2011. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended February 26, 2011 and up to and including March 29, 2011.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;

•	the Company’s expectations regarding new product introductions;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments;

•	the Company’s expectations with respect to the sufficiency of its financial resources; and

•	the Company’s expectations regarding gross margin.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	potential impact of copyright levies in numerous countries;

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

•	RIM’s reliance on its suppliers for functional components, and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production process;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	RIM’s ability to manage inventory and asset risk;

•	RIM’s ability to successfully maintain and enhance its brand;

•	RIM’s ability to enter the tablet market;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	RIM’s ability to expand and enhance BlackBerry App World™;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims as part of RIM’s operations;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio; and

•	difficulties in forecasting RIM’s quarterly financial results.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to information, including email, voice, instant messaging, short message service (SMS), Internet and intranet-based applications and browsing. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless HandheldTM product line, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and services. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, web-browsing capability and enable the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from: (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).
On September 27, 2010, the Company announced its development of the WiFi enabled BlackBerry® PlayBook™ tablet. RIM has also announced that it intends to offer models incorporating wide area mobile connectivity in the future. As is common practice in the wireless communications industry, as part of the PlayBook offering, the Company plans to provide users with the right to receive unspecified software upgrades in addition to the hardware and therefore has two deliverables, at a minimum, in arrangements for the sale of each unit. The first deliverable is the physical PlayBook unit along with the software that is essential to its functionality. The second deliverable is the right to receive unspecified software upgrades, on a “when-and-if-available” basis. The Company will be required to allocate revenue between these two deliverables using the relative selling price method and will not recognize all revenue at the time of the initial sale of the product into the channel as it does with the BlackBerry smartphone products. The revenue associated with the unspecified upgrades will be deferred and recognized over the period in which the rights to receive these upgrades are available to users. The Company expects the proportional amount allocated to the unspecified software upgrades and the corresponding recognition period to be similar to other vendors within the industry. Other factors, contractual arrangements and bundled offerings associated with PlayBook may also affect the timing of revenue recognition.
The Company recently announced April 2011 as the anticipated launch date for the BlackBerry® PlayBook™ tablet in North America through a broad network of channel partners, including availability in over 20,000 retail outlets. The first version of the BlackBerry PlayBook tablet includes WiFi connectivity. Subsequent versions of the BlackBerry PlayBook are currently expected to be available later in fiscal 2012. The BlackBerry PlayBook tablet features the new BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems in fiscal 2011, a seven inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking and a powerful and fast web browsing experience that supports Adobe Flash.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2011 Operating Results — Executive Summary
The following table sets forth certain consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain consolidated balance sheet data, as at February 26, 2011, February 27, 2010 and February 28, 2009, which is expressed in millions of dollars.

	As at and for the Fiscal Year Ended
			Change		Change
	February 26, 2011	February 27, 2010	2011/2010	February 28, 2009	2010/2009
	(in millions, except for share and per share amounts)
Revenue	$19,907	$14,953	$4,954	$11,065	$3,888
Cost of sales	11,082	8,369	2,713	5,968	2,401

Gross margin	8,825	6,584	2,241	5,097	1,487

Operating expenses
Research and development	1,351	965	386	685	280
Selling, marketing and administration (1)	2,400	1,907	493	1,495	412
Amortization	438	310	128	195	115
Litigation (2)	—	164	(164)	—	164

	4,189	3,346	843	2,375	971

Income from operations	4,636	3,238	1,398	2,722	516
Investment income	8	28	(20)	79	(51)

Income before income taxes	4,644	3,266	1,378	2,801	465
Provision for income taxes (1)	1,233	809	424	908	(99)

Net income	$3,411	$2,457	$954	$1,893	$564

Earnings per share
Basic	$6.36	$4.35	$2.01	$3.35	$1.00
Diluted	$6.34	$4.31	$2.03	$3.30	$1.01

Weighted-average number of shares outstanding (000’s)
Basic	535,986	564,492		565,059
Diluted	538,330	569,759		574,156

Total assets	$12,875	$10,205	$2,670	$8,101	$2,104
Total liabilities	$3,937	$2,602	$1,335	$2,227	$375
Total long-term liabilities	$307	$170	$137	$112	$58
Shareholders’ equity	$8,938	$7,603	$1,335	$5,874	$1,729

(1)	Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million and provision for income taxes included a benefit of $175 million. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Results of Operations — Selling, Marketing and Administration Expenses” for the fiscal year ended February 26, 2011.

(2)	In fiscal 2010, the Company settled all Visto Corporation (“Visto”) outstanding worldwide patent litigation (the “Visto Litigation”). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Results of Operations — Litigation Expense” for the fiscal year ended February 26, 2011.
The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended
	February 26,	February 27,	Change	February 28,	Change
	2011	2010	2011/2010	2009	2010/2009

Revenue	100.0%	100.0%	—	100.0%	—
Cost of sales	55.7%	56.0%	(0.3%)	53.9%	2.1%

Gross margin	44.3%	44.0%	0.3%	46.1%	(2.1%)

Operating expenses
Research and development	6.8%	6.5%	0.3%	6.2%	0.3%
Selling, marketing and administration	12.1%	12.8%	(0.7%)	13.5%	(0.7%)
Amortization	2.2%	2.1%	0.1%	1.8%	0.3%
Litigation	—	1.1%	(1.1%)	—	1.1%

	21.1%	22.5%	(1.4%)	21.5%	1.0%

Income from operations	23.2%	21.5%	1.7%	24.6%	(3.1%)
Investment income	0.0%	0.2%	(0.2%)	0.7%	(0.5%)

Income before income taxes	23.2%	21.7%	1.5%	25.3%	(3.6%)
Provision for income taxes	6.2%	5.4%	0.8%	8.2%	(2.8%)

Net income	17.0%	16.3%	0.7%	17.1%	(0.8%)

Revenue for fiscal 2011 was $19.9 billion, an increase of $4.9 billion, or 33.1%, from $15.0 billion in fiscal 2010. The number of BlackBerry devices sold increased by approximately 15.6 million, or 43%, to approximately 52.3 million in fiscal 2011, compared to approximately 36.7 million in fiscal 2010. Device revenue increased by $3.8 billion, or 31.7%, to $16.0 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $1.0 billion, or 48.1% to $3.2 billion, reflecting the increase in net new BlackBerry subscriber accounts since the end of fiscal 2010. Software revenue increased by $35 million to $294 million in fiscal 2011 and other revenue increased by $40 million to $460 million in fiscal 2011.
The Company’s net income for fiscal 2011 was $3.4 billion, an increase of $954 million, or 38.8%, compared to net income of $2.5 billion in fiscal 2010. The $954 million increase in net income in fiscal 2011 primarily reflects an increase in gross margin in the amount of $2.2 billion, resulting primarily from the increased

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
number of device shipments, an increase in service revenues as a result of additional subscriber accounts, as well as an increase of consolidated gross margin percentage, which was partially offset by an increase of $843 million in the Company’s operating expenses and an increase of $424 million in the provision for income taxes.
Basic earnings per share (“basic EPS”) was $6.36 and diluted earnings per share (“diluted EPS”) was $6.34 in fiscal 2011 compared to $4.35 basic EPS and $4.31 diluted EPS in fiscal 2010, a 47.1% increase in diluted EPS compared to fiscal 2010.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
On November 4, 2009, the Company’s Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the “2010 Repurchase Program”). Under the 2010 Repurchase Program, the Company repurchased a total of 18.2 million common shares for an aggregate cost of $1.2 billion, resulting in the effective completion of the 2010 Repurchase Program. The Company repurchased approximately 5.9 million of the 18.2 million common shares at a cost of $410 million during the first three months of fiscal 2011. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled.
On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares (the “2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company has repurchased a total of 31.3 million common shares for an aggregate cost of $1.7 billion, resulting in the effective completion of the 2011 Repurchase Program. All common shares repurchased by the Company pursuant to the 2011 Repurchase program have been cancelled.
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit and Risk Management Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue Recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Hardware
Revenue from the sale of BlackBerry wireless devices is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. Price protection is accrued as a reduction to revenue based on estimates of future price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met.
Service
Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.
Other
Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Shipping and Handling Costs
Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that can’t be reasonably attributed to certain customers are included in selling, marketing and administration.
Multiple-Element Arrangements
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services and (ii) software with technical support services.
For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.
The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy.
For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.
The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the quarter, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.
Allowance for Doubtful Accounts and Bad Debt Expense
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on large more complex contracts with respect to sales of the majority of its products and services. The Company expects increasing accounts receivable balances with its large

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.
The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis, such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer’s related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of accounts receivables balances could be further adjusted.
Inventories and Inventory Purchase Commitments
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
Furthermore, the Company records an accrual for estimated fees and vendor inventory liabilities related to non-cancelable purchase commitments with contract manufacturers and suppliers for quantities in excess of future demand forecasts.
For further details on the carrying value of inventory as at February 26, 2011 and on the vendor inventory liabilities, refer to Note 6 to the Consolidated Financial Statements.
Intangible Assets and Goodwill
Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, licenses and patents.
In connection with business acquisitions completed by the Company, the Company identifies and estimates

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
the fair value of (i) acquired technology, which is subsequently amortized straight-line over two to five years and, (ii) net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill.
Under certain license agreements, the Company is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized straight-line over the terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of five years.
Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties or through the acquisition of third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, as well as legal costs arising out of the defense of any Company-owned patents. Patents are amortized straight-line over 17 years or over their estimated useful life.
The Company assesses the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is assessed for impairment on an annual basis. Unforeseen and adverse events, changes in circumstances and market conditions and adverse legal factors are potential indicators that the carrying amount of intangible assets and goodwill may not be recoverable and may require an impairment charge.
The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised.
The Company has concluded that no impairment relating to intangible assets and goodwill exists as of February 26, 2011.
For further details on the intangible assets and goodwill, refer to Notes 6 and 7 to the Consolidated Financial Statements.
Litigation
The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
reasonably determinable. For further details on legal matters, see “Legal Proceedings” and see “Results of Operations — Litigation Expense” below.
Royalties
The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing activities, royalty payment experience and forward-looking expectations.
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company’s warranty expense experience and estimates for fiscal 2011, refer to Note 11 to the Consolidated Financial Statements.
Income Sensitivity
The Company estimates that a 10% change to either the current average unit warranty repair cost or the current average warranty return rate, measured against the device sales volumes currently under warranty as at February 26, 2011, would have resulted in adjustments to warranty expense and pre-tax income of approximately $46 million, or 1.3% of consolidated annual net income.
Investments
The Company’s cash equivalents and investments, other than cost method investments of $15 million and equity method investments of $11 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to income.
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
that market participants would use in pricing the asset or liability, such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.
For further details on the valuation methods and inputs used by the Company to determine the fair value of its investments, refer to Note 5 to the Consolidated Financial Statements.
Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company’s investments and the investment’s classification level within the three-tier fair value hierarchy. As at February 26, 2011, the Company had approximately 96% of its available-for-sale investments measured at fair value classified in Level 2.
The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the balance sheet date of the reporting period for which the assessment was made. The Company’s assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For further details on the Company’s investments and fair value conclusions, refer to Note 4 and Note 5 to the Consolidated Financial Statements.
Income Taxes
The Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.
Significant judgment is required in evaluating the Company’s uncertain tax positions and provision for income taxes. The Company uses a two-step process in assessing its uncertain tax positions. The two-step process separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is measuring a tax position that has met the recognition threshold as the largest amount of benefit that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income tax payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain tax positions as interest expense that is netted and reported within investment income. For further details, refer to Note 8 to the Consolidated Financial Statements.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense.
The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company’s consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions, the timing of reversal of temporary differences and the rate of taxes applied on these differences, permanent differences including non-deductible stock compensation and the impact of foreign exchange. The Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.
Stock-Based Compensation
The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries.
The Company estimates stock-based compensation expense for stock options at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
In connection with its stock option review and the restatement of prior year financial statements, the Company applied judgment in choosing whether to revise measurement dates for prior option grants. While the Company believes it made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the Ontario Securities Commission (“OSC”) disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated.
The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company’s Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The compensation expense is calculated based on the fair value of the equity award as determined by the closing value of the Company’s common shares on the business day of the grant and the amount is recognized over the vesting period of the RSU.
The Company has a Deferred Share Unit Plan (the “DSU Plan”), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director’s annual retainer will be satisfied in the form of DSUs. Each director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s common shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of common shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of grant, and remeasured at each reporting period, until settlement.
For further details on the Company’s stock-based compensation, refer to Note 9 to the Consolidated Financial Statements.
Impact of Accounting Pronouncements Not Yet Implemented
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards. Among other things, the SEC stated that it has directed its staff to execute a work plan which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters. On October 29, 2010, the SEC issued a progress report for its work plan considering the impact of incorporating IFRS on the U.S. financial reporting system. The SEC staff is currently using a sample of global jurisdictions to analyze how IFRS is being incorporated in other jurisdictions and to assess its potential impact on a variety of stakeholders including investors, regulators, and issuers. The Financial Accounting Standards Board, in conjunction with the IASB, have prioritized the completion of certain convergence projects, while certain other projects have been deferred beyond the original June 2011 target completion date. In 2011, assuming completion of certain projects and the SEC staff’s work plan, the SEC is expected to decide whether to incorporate IFRS into the U.S. financial reporting system.
Independent Governance Review
As discussed under “Restatement of Previously Issued Financial Statements — OSC Settlement” in the Company’s MD&A for the fiscal year ended February 28, 2009, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission (“OSC”) approved a settlement agreement (the “OSC Settlement Agreement”) with the Company and certain of its officers and directors, including its Co-Chief Executive Officers (“Co-CEOs”), relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.
As discussed under “Restatement of Previously Issued Financial Statements — SEC Settlements” in the Company’s MD&A for the fiscal year ended February 28, 2009, on February 17, 2009, the Company and certain of its officers, including its Co-CEOs, entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices.
As part of the OSC Settlement Agreement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC on the Company’s governance practices and procedures and its internal control over financial reporting. The Company retained Protiviti Co. (“Protiviti”)

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
to carry out this engagement. See “Independent Governance Assessment” and Appendix A in the Company’s MD&A for the fiscal year ended February 27, 2010 for a further description of Protiviti’s engagement, its recommendations and the Company’s responses to such recommendations. A copy of Protiviti’s recommendations is also available on the website of the OSC.
Under the terms of the OSC Settlement Agreement, Protiviti was to review the implementation of its recommendations in its final report to the Company that the Company agreed to implement and provide a report to the Board of Directors, the Audit and Risk Management Committee and to staff of the OSC concerning the progress of the implementation. That report has been completed and Protiviti and staff of the OSC have advised the Company that all recommendations of Protiviti have been addressed by the Company in a manner satisfactory to them. As a result, Protiviti’s independent governance review has now been completed.
Results of Operations — Fiscal 2011 Compared to Fiscal 2010 and Fiscal 2009
Fiscal year ended February 26, 2011 compared to fiscal year ended February 27, 2010
Revenue
Revenue for fiscal 2011 was $19.9 billion, an increase of $4.9 billion, or 33.1%, from $15.0 billion in fiscal 2010.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended
	February 26, 2011		February 27, 2010		Change 2011/2010

Millions of devices sold	52.3		36.7		15.6	43%

Revenue (in millions)

Devices	$15,956	80.2%	$12,116	81.0%	$3,840	31.7%
Service	3,197	16.1%	2,158	14.4%	1,039	48.1%
Software	294	1.5%	259	1.7%	35	13.5%
Other	460	2.2%	420	2.9%	40	9.5%

	$19,907	100.0%	$14,953	100.0%	$4,954	33.1%

Device revenue increased by $3.8 billion, or 31.7%, to $16.0 billion, or 80.2% of consolidated revenue, in fiscal 2011 compared to $12.1 billion, or 81.0%, of consolidated revenue in fiscal 2010. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 15.6 million units, or 43%, to approximately 52.3 million devices in fiscal 2011 compared to approximately 36.7 million devices in fiscal 2010.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Service revenue increased by $1.0 billion, or 48.1%, to $3.2 billion or 16.1% of consolidated revenue in fiscal 2011, compared to $2.2 billion, or 14.4% of consolidated revenue in fiscal 2010, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the end of fiscal 2010.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $35 million, or 13.5%, to $294 million in fiscal 2011 from $259 million in fiscal 2010. The increase was primarily attributable to software revenue earned from a recent business acquisition in the second quarter of fiscal 2011, as well as an increase in technical support, partially offset by a decrease in BES and CALs.
Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, increased by $40 million to $460 million in fiscal 2011 compared to $420 million in fiscal 2010. The majority of the increase was attributable to gains realized from revenue hedging instruments partially offset by decreases in non-warranty repairs and freight revenue when compared to fiscal 2010. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $2.2 billion, or 34.0%, to $8.8 billion, or 44.3% of revenue, in fiscal 2011, compared to $6.6 billion, or 44.0% of revenue, in fiscal 2010. The increase in consolidated gross margin was primarily due to an increase in the number of device shipments and an increase in service revenues as a result of additional subscriber accounts, which comprised 16.1% of the total revenue mix for fiscal 2011 compared to 14.4% in fiscal 2010, partially offset by a lower percentage of revenue from device shipments which comprised 80.2% of total revenue mix in fiscal 2011 compared to 81.0% in the same period in fiscal 2010. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2011 compared to fiscal 2010.

	For the Fiscal Year Ended
	(in millions)
	February 26, 2011		February 27, 2010		Change 2011/2010
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$19,907		$14,953		$4,954	33.1%

Operating expenses
Research and development	$1,351	6.8%	$965	6.5%	$386	40.0%
Selling, marketing and administration(1)	2,400	12.1%	1,907	12.8%	493	25.9%
Amortization	438	2.2%	310	2.1%	128	41.3%
Litigation(2)	—	—	164	1.1%	(164)	-100.0%

Total	$4,189	21.1%	$3,346	22.5%	$843	25.2%

(1)	Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million recognized in the first quarter of fiscal 2010. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Results of Operations — Selling, Marketing and Administration Expenses” for the fiscal year ended February 26, 2011.

(2)	In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Results of Operations — Litigation Expense” for the fiscal year ended February 26, 2011.
Total operating expenses for fiscal 2011 as a percentage of revenue decreased by 1.4% to 21.1% of revenue compared to fiscal 2010.
Research and Development Expenses
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenditures increased by $386 million to $1.4 billion, or 6.8% of revenue, in

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
fiscal 2011, compared to $965 million, or 6.5% of revenue, in fiscal 2010. The majority of the increase during fiscal 2011 compared to fiscal 2010 was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $493 million to $2.4 billion for fiscal 2011 compared to $1.9 billion for fiscal 2010. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.1% in fiscal 2011 versus 12.8% in fiscal 2010. Excluding the impact of $96 million of unusual charges during fiscal 2010, selling, marketing and administration expenses increased by $589 million. The majority of this increase was primarily attributable to increased expenditures for marketing, advertising and promotion, increased salary and benefits expenses primarily as a result of increased personnel as well as information technology costs, which was partially offset by reduced facilities expenditures in the current year primarily due to the one-time charge recognized in the prior year in relation to the enactment of changes to the functional currency tax legislation discussed further below, and reduced facilities expenditures.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis of calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2010. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for fiscal 2010 is a $54 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program. See “Results of Operations — Income Taxes” for the fiscal year ended February 27, 2011 for further details on the changes to the functional currency tax legislation in Canada, and “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Selling, marketing and administration expenses for fiscal 2010 also included a charge of $42 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-CEOs, related to the exercise of certain stock options issued by the Company.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2011 compared to fiscal 2010. Intangible assets are comprised of acquired technology, licenses and patents.

	For the Fiscal Year Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	February 26,	February 27,		February 26,	February 27,
	2011	2010	Change	2011	2010	Change

Property, plant and equipment	$272	$185	$87	$225	$160	$65
Intangible assets	166	125	41	264	146	118

Total	$438	$310	$128	$489	$306	$183

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $128 million to $438 million for fiscal 2011 compared to $310 million for fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $183 million to $489 million for fiscal 2011 compared to $306 million for fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.
Litigation Expense
In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $20 million to $8 million in fiscal 2011 from $28 million in fiscal 2010. The decrease primarily reflects impairment charges recognized in the third quarter of fiscal 2011 of $17 million. The decrease was also partially attributed to slight decreases in yields due to lower interest rates when

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
compared to the prior fiscal year. See “Financial Condition — Liquidity and Capital Resources”, “Financial Condition — Lehman Brothers International (Europe)” and “Financial Condition — Auction Rate Securities”.
Income Taxes
For fiscal 2011, the Company’s income tax expense was $1,233 million, resulting in an effective tax rate of 26.6% compared to income tax expense of $809 million and an effective tax rate of 24.8% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.
On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed the Company to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $145 million related to the enactment of the functional currency rules in the first quarter of fiscal 2010, resulting in the lower effective rate in fiscal 2010.
Management anticipates that the Company’s effective tax rate for fiscal 2012 will be approximately 25%.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $3.4 billion in fiscal 2011 compared to net income of $2.5 billion in the prior fiscal year. The $954 million increase in net income in fiscal 2011 primarily reflects an increase in gross margin in the amount of $2.2 billion, as well as an increase in consolidated gross margin percentage, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $843 million in the Company’s operating expenses, and an increase of $424 million in the provision for income taxes. Included in net income in fiscal 2010 was the impact of unusual charges of $96 million, a $175 million income tax benefit, which related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada, and a $164 million litigation charge, which related to the settlement of the Visto Litigation. See “Results of Operations — Selling, Marketing, and Administration Expenses” for the fiscal year ended February 26, 2011, “Results of Operations — Income Taxes” for the fiscal year ended February 26, 2011 and “Results of Operations — Litigation Expenses” for the fiscal year ended February 26, 2011.
Basic EPS was $6.36 and diluted EPS was $6.34 in fiscal 2011, an increase of 46.2% and 47.1%, respectively, compared to $4.35 basic EPS and $4.31 diluted EPS in fiscal 2010. Diluted EPS of $4.31 for fiscal 2010 included approximately $0.06 from the impact of unusual charges of $96 million, an income tax benefit of $175 million recognized during the first quarter of fiscal 2010 and a litigation charge of $164 million recognized during the second quarter of fiscal 2010.
The weighted average number of common shares outstanding was 536 million common shares for basic EPS and 538 million common shares for diluted EPS for the fiscal year ended February 26, 2011 compared to 565

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
million common shares for basic EPS and 570 million common shares for diluted EPS for the fiscal year ended February 27, 2010.
Common Shares Outstanding
On March 22, 2011, there were 524 million common shares, options to purchase 5 million common shares, 3 million restricted share units and 51,500 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
Pursuant to the 2010 Repurchase Program, the Company repurchased and cancelled 12.3 million common shares at a cost of $775 million during fiscal 2010. In the first three months of fiscal 2011, the Company repurchased and cancelled 5.9 million common shares at a cost of $410 million. There was a reduction of approximately $23 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387 million was charged to retained earnings. Under the 2010 Repurchase Program, the Company repurchased and cancelled a total of 18.2 million common shares for an aggregate cost of $1.2 billion, resulting in the effective completion of the 2010 Repurchase Program.
Pursuant to the 2011 Repurchase Program, the Company repurchased and cancelled 31.3 million common shares at a cost of $1.7 billion during the first nine months of fiscal 2011, resulting in the effective completion of the 2011 Repurchase Program. As a result of the repurchase and cancellation, there was a reduction of approximately $119 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $1.6 billion was charged to retained earnings.
The 31.3 million common shares purchased under the 2011 Repurchase Program together with the 18.2 million common shares purchased by the Company under the 2010 Repurchase Program, represent approximately 10% of the Company’s public float of common shares.
Fiscal year end February 27, 2010 compared to fiscal year ended February 28, 2009
Revenue
Revenue for fiscal 2010 was $15.0 billion, an increase of $3.9 billion, or 35.1%, from $11.1 billion in fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended
	February 27, 2010		February 28, 2009		Change 2010/2009

Millions of devices sold	36.7		26.0		10.7	41%

Revenue (in millions)

Devices	$12,116	81.0%	$9,090	82.1%	$3,026	33.3%
Service	2,158	14.4%	1,402	12.7%	756	53.9%
Software	259	1.7%	252	2.3%	7	2.7%
Other	420	2.9%	321	2.9%	99	30.9%

	$14,953	100.0%	$11,065	100.0%	$3,888	35.1%

Device revenue increased by $3.0 billion, or 33.3%, to $12.1 billion, or 81.0% of consolidated revenue, in fiscal 2010 compared to $9.1 billion, or 82.1%, of consolidated revenue in fiscal 2009. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 10.7 million units, or 41%, to approximately 36.7 million devices in fiscal 2010 compared to approximately 26.0 million devices in fiscal 2009.
Service revenue increased by $756 million, or 53.9%, to $2.2 billion or 14.4% of consolidated revenue in fiscal 2010, compared to $1.4 billion, or 12.7% of consolidated revenue in fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the end of fiscal 2009. The percentage of the subscriber account base outside of North America at the end of fiscal 2010 was approximately 38%.
Software revenue increased $7 million, or 2.7%, to $259 million in fiscal 2010 from $252 million in fiscal 2009. The majority of the increase was attributable to technical support and other software revenues, partially offset by a decrease in CALs.
Other revenue increased by $99 million to $420 million in fiscal 2010 compared to $321 million in fiscal 2009. The majority of the increase was attributable to increases in non-warranty repair and sales of accessories offset partially by losses realized from revenue hedging instruments. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $1.5 billion, or 29.2%, to $6.6 billion, or 44.0% of revenue, in fiscal 2010, compared to $5.1 billion, or 46.1% of revenue, in fiscal 2009. The decrease of 2.1% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins driven by shifts in product mix, the transition to new device platforms, the introduction of feature rich products to address broader market segments, and a decrease in device average selling prices (“ASPs”) compared to fiscal 2009. This decrease in gross margin was partially offset by higher service revenue which comprised 14.4% of total

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
revenue mix in fiscal 2010 compared to 12.7% in the same period of fiscal 2009 along with a lower percentage of revenue from device shipments which comprised 81.0% of total revenue mix in fiscal 2010 compared to 82.1% in the same period of fiscal 2009. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2010 compared to fiscal 2009.

	For the Fiscal Year Ended
	(in millions)
	February 27, 2010		February 28, 2009		Change 2010/2009
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$14,953		$11,065		$3,888	35.1%

Operating expenses
Research and development	$965	6.5%	$685	6.2%	$280	40.9%
Selling, marketing and administration(1)	1,907	12.8%	1,495	13.5%	412	27.5%
Amortization	310	2.1%	195	1.8%	115	59.3%
Litigation(2)	164	1.1%	—	—	164	—

Total	$3,346	22.5%	$2,375	21.5%	$971	40.9%

(1)	Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million recognized in the first quarter of fiscal 2010. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Results of Operations — Selling, Marketing and Administrative Expenses” for the fiscal year ended February 27, 2010.

(2)	In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Results of Operations — Litigation Expense” for the fiscal year ended February 27, 2010.
Total operating expenses for fiscal 2010 as a percentage of revenue increased by 1.0% to 22.5% of revenue compared to fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses
Research and development expenditures increased by $280 million to $965 million, or 6.5% of revenue, in fiscal 2010, compared to $685 million, or 6.2% of revenue, in fiscal 2009. The majority of the increases during fiscal 2010 compared to fiscal 2009 were attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, new product development costs and office and building infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $412 million to $1.9 billion for fiscal 2010 compared to $1.5 billion for fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.8% in fiscal 2010 versus 13.5% in fiscal 2009. The net increase of $412 million was primarily attributable to increased expenditures for marketing, advertising and promotion, including additional programs to support new product launches, increased salary and benefits expenses primarily as a result of increased personnel, external advisory fees and information technology costs.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2009. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for fiscal 2010 is a $54 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program. See “Income Taxes” for the fiscal year ended February 27, 2010 for further details on the changes to the functional currency tax legislation in Canada, and “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Selling, marketing and administration expenses for fiscal 2010 also included a charge of $42 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-CEOs, related to the exercise of certain stock options issued by the Company.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2010 compared to fiscal 2009. Intangible assets are comprised of acquired technology, licenses and patents.

	For the Fiscal Year Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	February 27,	February 28,		February 27,	February 28,
	2010	2009	Change	2010	2009	Change

Property, plant and equipment	$185	$119	$66	$160	$84	$76
Intangible assets	125	76	49	146	49	97

Total	$310	$195	$115	$306	$133	$173

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $115 million to $310 million for fiscal 2010 compared to $195 million for fiscal 2009, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2010.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $173 million to $306 million in fiscal 2010 compared to $133 million for fiscal 2009, which primarily reflects the impact of certain intangible assets and property, plant and equipment additions made during fiscal 2010.
Litigation Expense
In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $51 million to $28 million in fiscal 2010 from $79 million in fiscal 2009. The decrease primarily reflects the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by an increase in the Company’s average cash, cash equivalents, and investment balances throughout fiscal 2010 compared to the prior fiscal year and the gain on sale of investments in fiscal 2009. See “Financial Condition — Liquidity and Capital Resources”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes
For fiscal 2010, the Company’s income tax expense was $809 million, resulting in an effective tax rate of 24.8% compared to income tax expense of $908 million and an effective tax rate of 32.4% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.
In the first quarter of fiscal 2010, the Government of Canada enacted changes to its income tax legislation which allows the Company the option to elect, on an annual basis, to determine its Canadian income tax based on its functional currency (the U.S. dollar) rather than the Canadian dollar. While the Company had elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related income tax benefit of electing to adopt these rules under U.S. GAAP until the first quarter of fiscal 2010. As a result of the enactment of the changes to the legislation and the Company’s election, the Company was able to recalculate its fiscal 2009 Canadian income tax liability based on its functional currency (the U.S. dollar) and record an incremental income tax benefit of approximately $145 million to net income in fiscal 2010.
The Company’s effective tax rate in fiscal 2010 was lower due to the $145 million incremental tax benefit related to fiscal 2009 that resulted from the Company opting to elect to determine its Canadian income tax results on its functional currency (the U.S. dollar). The Company’s adjusted tax rate for fiscal 2010 was approximately 29.4%, which was in line with management’s estimate of 29% — 30%. The Company’s effective tax rate in fiscal 2009 was higher primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in fiscal 2009 resulting from the significant depreciation of the Canadian dollar relative to the U.S. dollar was $100 million resulting in an adjusted tax rate for fiscal 2009 of 28.9%.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $2.5 billion in fiscal 2010 compared to net income of $1.9 billion in the prior fiscal year. The $564 million increase in net income in fiscal 2010 reflects primarily an increase in gross margin in the amount of $1.5 billion, resulting primarily from the increased number of device shipments, additional subscriber accounts and a decrease in the provision of income taxes of $98 million, which included a benefit of $145 million, which was partially offset by the decrease in consolidated gross margin percentage, as well as an increase of $971 million in the Company’s operating expenses, which included a litigation charge of $164 million relating to the Visto Litigation and unusual charges of $96 million. See “Results of Operations — Selling, Marketing and Administration Expenses”, “Results of Operations — Litigation” and “Results of Operations — Income Taxes” for the year ended February 27, 2010.
Basic EPS was $4.35 and diluted EPS was $4.31 in fiscal 2010, an increase of 29.9% and 30.6%, respectively, compared to $3.35 basic EPS and $3.30 diluted EPS in fiscal 2009. The common shares repurchased by the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company in the third quarter of fiscal 2010 had an impact on the basic and diluted EPS amounts of $0.03 per share for fiscal 2010.
The weighted average number of shares outstanding was 565 million common shares for basic EPS and 570 million common shares for diluted EPS for the fiscal year ended February 27, 2010 compared to 565 million common shares for basic EPS and 574 million common shares for diluted EPS for the fiscal year ended February 28, 2009.
Common Shares Outstanding
On March 30, 2010, there were 557 million common shares, options to purchase 9 million common shares, one million restricted share units and 34,801 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
On November 4, 2009, the Company’s Board of Directors authorized the 2010 Repurchase Program for the repurchase and cancellation through the facilities of the NASDAQ Stock Market, common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on trading prices at the time of the authorization. This represented approximately 3.6% of the outstanding common shares of the Company at the time of the authorization. In the third quarter of fiscal 2010, the Company repurchased 12 million common shares at a cost of $775 million pursuant to the 2010 Repurchase Program. There was a reduction of $47 million to capital stock in the third quarter of fiscal 2010 and the amounts paid in excess of the per share paid-in capital of the common shares of $728 million were charged to retained earnings. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled.
Repurchases made in fiscal 2011 pursuant to the 2010 Repurchase Program resulted in its effective completion. See “Results of Operations — Common Shares Outstanding” for the fiscal year ended February 26, 2011 for further details.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Results of Operations
Three months ended February 26, 2011 compared to the three months ended February 27, 2010
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended February 26, 2011 and February 27, 2010:

	For the Three Months Ended
					Change
					Q4 Fiscal
	February 26, 2011		February 27, 2010		2011/2010
	(in millions, except for share and per share amounts)
Revenue	$5,556	100.0%	$4,080	100.0%	$1,476
Cost of sales	3,103	55.8%	2,217	54.3%	886

Gross margin	2,453	44.2%	1,863	45.7%	590

Operating expenses
Research and development	383	6.9%	267	6.5%	116
Selling, marketing and administration	705	12.7%	498	12.2%	207
Amortization	125	2.2%	86	2.1%	39

	1,213	21.8%	851	20.8%	362

Income from operations	1,240	22.3%	1,012	24.8%	228
Investment income	3	0.1%	5	0.1%	(2)

Income before income taxes	1,243	22.4%	1,017	24.9%	226
Provision for income taxes	309	5.6%	307	7.5%	2

Net income	$934	16.8%	$710	17.4%	$224

Earnings per share
Basic	$1.79		$1.27		$0.52

Diluted	$1.78		$1.27		$0.51

Weighted-average number of shares outstanding (000’s)
Basic	522,764		557,114
Diluted	524,334		561,130

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue
Revenue for the fourth quarter of fiscal 2011 was $5.6 billion, an increase of $1.5 billion, or 36.2%, from $4.1 billion in the fourth quarter of fiscal 2010.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
					Change Q4 Fiscal
	February 26, 2011		February 27, 2010		2011/2010

Millions of devices sold	14.9		10.5		4.4	42%

Revenue (in millions)

Devices	$4,481	80.7%	$3,254	79.8%	$1,227	37.7%
Service	898	16.2%	641	15.7%	257	40.1%
Software	81	1.5%	69	1.7%	12	17.4%
Other	96	1.6%	116	2.8%	(20)	(17.2%)

	$5,556	100.0%	$4,080	100.0%	$1,476	36.2%

Device revenue increased by $1.2 billion, or 37.7%, to $4.5 billion, or 80.7% of consolidated revenue, in the fourth quarter of fiscal 2011 compared to $3.3 billion, or 79.8%, of consolidated revenue in the fourth quarter of fiscal 2010. This increase in device revenue over the same period in the prior year was primarily attributable to a volume increase of approximately 4.4 million units, or 42%, to approximately 14.9 million devices in the fourth quarter of fiscal 2011 compared to approximately 10.5 million devices in the fourth quarter of fiscal 2010, partially offset by a decrease in device ASP compared to the same period in fiscal 2010.
Service revenue increased by $257 million, or 40.1%, to $898 million, or 16.2% of consolidated revenue in the fourth quarter of fiscal 2011, compared to $641 million, or 15.7% of consolidated revenue, in the fourth quarter of fiscal 2010, primarily reflecting the Company’s increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2010.
Software revenue increased by $12 million, or 17.4%, to $81 million in the fourth quarter of fiscal 2011 from $69 million in the fourth quarter of fiscal 2010. This increase was primarily attributable to software revenues earned from a recent business acquisition in the second quarter of fiscal 2011, partially offset by a decrease in revenue from BES.
Other revenue decreased by $20 million to $96 million in the fourth quarter of fiscal 2011 compared to $116 million in the fourth quarter of fiscal 2010. The majority of the decrease was attributable to losses realized from revenue hedging instruments as well as a decrease in non-warranty repairs revenue. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross Margin
Consolidated gross margin increased by $590 million, or 31.7%, to $2.5 billion, or 44.2% of revenue, in the fourth quarter of fiscal 2011, compared to $1.9 billion, or 45.7% of revenue, in the fourth quarter of fiscal 2010. The decrease in consolidated gross margin percentage was primarily due to a decrease in the blended device margins driven by shifts in product mix and a higer percentage of revenue from device shipments, which comprised 80.7% of total revenue mix in the fourth quarter of fiscal 2011 compared to 79.8% in the same period of fiscal 2010, partially offset by higher service revenue as a result of additional subscriber accounts, which comprised 16.2% of total revenue mix in fiscal 2011 compared to 15.7% in fiscal 2010. As noted above, gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
The Company expects consolidated gross margin to be approximately 41.5% in the first quarter of fiscal 2012, primarily as a result of the product mix shifting towards lower priced handsets to support growth in prepaid and entry level markets as well as the late stage of the product life cycle for the Company’s current portfolio of smartphones as the Company anticipates the planned launch of next generation versions of smartphones in the second quarter and beyond. The Company currently expects that its smartphone and related software and services business gross margin will remain consistent throughout fiscal 2012, but as the BlackBerry PlayBook increases as a percentage of the product mix, the Company expects consolidated gross margin to decrease from current levels as the BlackBerry PlayBook has a lower than corporate average gross margin, but on a higher revenue base.
The Company also expects that the impact of the earthquake in Japan will have minimal impact on its smartphone supply chain for the first quarter of fiscal 2012 based on the current expected mix and feedback from our suppliers, and the Company does not expect a material impact on the BlackBerry PlayBook component supply in the first quarter of fiscal 2012. However, the Company will continue to monitor developments in Japan.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 26, 2011, compared to the quarter ended November 27, 2010 and the quarter ended February 27, 2010. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2011 and the third quarter of fiscal 2011 given that RIM’s quarterly operating results vary substantially.

	For the Three Months Ended
	(in millions)
	February 26, 2011		November 27, 2010		February 27, 2010
		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$5,556		$5,495		$4,080

Operating expenses
Research and development	$383	6.9%	$357	6.5%	$267	6.5%
Selling, marketing and administration	705	12.7%	666	12.1%	498	12.2%
Amortization	125	2.2%	115	2.1%	86	2.1%

Total	$1,213	21.8%	$1,138	20.7%	$851	20.8%

Total operating expenses for the fourth quarter of fiscal 2011 as a percentage of revenue increased by 1.1% to 21.8% of revenues when compared to the third quarter of fiscal 2011.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expense
Research and development expenditures increased by $26 million to $383 million, or 6.9% of revenue, in the fourth quarter of fiscal 2011, compared to $357 million, or 6.5% of revenue, in the third quarter of fiscal 2011. The majority of the increase was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $39 million to $705 million for the fourth quarter of fiscal 2011 compared to $666 million for the third quarter of fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 12.7% in the fourth quarter of fiscal 2011 compared to 12.1% in the third quarter of fiscal 2011. The net increase of $39 million was primarily attributable to increases in expenditures for marketing, advertising and promotion, as well as increases in salary and benefits expenses primarily incurred as a result of increased personnel, which was partially offset by a decrease in other consulting expenditures when compared to the same period in the prior year.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended February 26, 2011 compared to the quarter ended February 27, 2010. Intangible assets are comprised of acquired technology, licenses and patents.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	February 26,	February 27,		February 26,	February 27,
	2011	2010	Change	2011	2010	Change

Property, plant and equipment	$78	$53	$25	$66	$51	$15
Intangible assets	47	33	14	120	43	77

Total	$125	$86	$39	$186	$94	$92

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $39 million to $125 million for the fourth quarter of fiscal 2011 compared to $86 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $92 million to $186 million for the fourth quarter of fiscal 2011 compared to $94 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.
Investment Income
Investment income decreased by $2 million to $3 million in the fourth quarter of fiscal 2011 from $5 million in the fourth quarter of fiscal 2010. The decrease primarily reflects an increase in interest expense when compared to the same period in fiscal 2010. See “Liquidity and Capital Resources”.
Income Taxes
For the fourth quarter of fiscal 2011, the Company’s income tax expense was $309 million, resulting in an effective tax rate of 24.8% compared to income tax expense of $307 million and an effective tax rate of 30.2% for the same period last year. The Company’s effective tax rate reflects the geographic mix of income in jurisdictions with different tax rates. The lower effective tax rate in the fourth quarter of fiscal 2011 is primarily a result of recent enacted tax changes.
Net Income
The Company’s net income for the fourth quarter of fiscal 2011 was $934 million, an increase of $224 million, or 31.5%, compared to net income of $710 million in the fourth quarter of fiscal 2010. The increase in net income in the fourth quarter of fiscal 2011 in the amount of $224 million from the fourth quarter of fiscal 2010 primarily reflects an increase in gross margin in the amount of $590 million, resulting primarily from the increased number of device shipments, as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by the decrease of consolidated gross margin percentage, as well as an increase of $362 million in operating expenses.
Basic EPS was $1.79 and diluted EPS was $1.78 in the fourth quarter of fiscal 2011 compared to $1.27 basic EPS and $1.27 diluted EPS in the fourth quarter of fiscal 2010, a 40.2% increase in diluted EPS when compared to fiscal 2010.
The weighted average number of shares outstanding was 523 million common shares for basic EPS and 524 million common shares for diluted EPS for the quarter ended February 26, 2011 compared to 557 million common shares for basic EPS and 561 million common shares for diluted EPS for the same period last fiscal year.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 26, 2011. The information in the table

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2011				Fiscal Year 2010
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in millions, except per share data)

Revenue	$5,556	$5,495	$4,621	$4,235	$4,080	$3,924	$3,526	$3,423

Gross margin	$2,453	$2,394	$2,055	$1,923	$1,863	$1,675	$1,554	$1,492
Operating expenses (1) (2)	1,213	1,138	973	865	851	791	903	801
Investment income (loss), net	3	(11)	6	10	5	6	8	9

Income before income taxes	1,243	1,245	1,088	1,068	1,017	890	659	700

Provision for income taxes (1)	309	334	291	299	307	262	184	56

Net income	$934	$911	$797	$769	$710	$628	$475	$644

Earnings per share
Basic	$1.79	$1.74	$1.46	$1.39	$1.27	$1.11	$0.84	$1.13
Diluted	$1.78	$1.74	$1.46	$1.38	$1.27	$1.10	$0.83	$1.12

Research and development	$383	$357	$323	$288	$267	$242	$236	$220
Selling, marketing and administration (1)	705	666	546	483	498	466	430	514
Amortization	125	115	104	94	86	83	73	67
Litigation (2)	—	—	—	—	—	—	164	—

Operating expenses	$1,213	$1,138	$973	$865	$851	$791	$903	$801

(1)	Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96 million and provision for income taxes included a benefit of $175 million. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Results of Operations — Selling, Marketing and Administration Expenses” for the fiscal year ended February 26, 2011.

(2)	In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Results of Operations — Litigation Expense” for the fiscal year ended February 26, 2011.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $172 million to $2.7 billion as at February 26, 2011 from $2.9 billion as at February 27, 2010.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at
	(in millions)
	February 26, 2011	February 27, 2010	Change

Cash and cash equivalents	$1,791	$1,551	$240
Short-term investments	330	361	(31)
Long-term investments	577	958	(381)

Cash, cash equivalents, and investments	$2,698	$2,870	$(172)

The decrease in cash, cash equivalents, and investments is primarily due to net cash flows used in financing activities and investing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

	For the Fiscal Year Ended
	(in millions)
	February 26, 2011	February 27, 2010

Net cash flows provided by (used in):
Operating activities	$4,009	$3,035
Investing activities	(1,698)	(1,470)
Financing activities	(2,087)	(843)
Effect of foreign exchange gain (loss) on cash and cash equivalents	16	(6)

Net increase in cash and cash equivalents	$240	$716

Cash flows for the fiscal year ended February 26, 2011
Operating Activities
Net cash flows provided by operating activities were $4.0 billion for fiscal 2011, primarily reflecting higher net income compared to fiscal 2010, which was partially offset by an increase in accounts receivable in fiscal 2011 compared to fiscal 2010.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at
	(in millions)
	February 26, 2011	February 27, 2010	Change

Current assets	$7,488	$5,813	$1,675
Current liabilities	3,630	2,432	1,198

Working capital	$3,858	$3,381	$477

The increase in current assets of $1.7 billion at the end of fiscal 2011 from the end of fiscal 2010 was primarily due to an increase in accounts receivable of $1.4 billion and cash and cash equivalents of $240 million. At the end of fiscal 2011, accounts receivable was approximately $4.0 billion, an increase of $1.4 billion from the end of fiscal 2010. The increase is primarily due to increased revenues and the increasing international mix of business where payment terms tend to be longer as well as the timing of shipments in the quarter. Days sales outstanding increased to 65 days in the fourth quarter of fiscal 2011 from 58 days at the end of fiscal 2010.
The increase in current liabilities of $1.2 billion at the end of fiscal 2011 from the end of fiscal 2010 was primarily due to increases in accrued liabilities, accounts payable and income taxes payable. As at February 26, 2011, accrued liabilities was approximately $2.5 billion, an increase of $873 million from the end of fiscal 2010 primarily due to increases in accrued warranties and accrued rebates, as well as an increase in derivative liabilities. The increase in accounts payable of $217 million was primarily due to the timing of purchases during the fourth quarter of fiscal 2011 compared to the fourth quarter of fiscal 2010. Income taxes payable increased by $83 million when compared to the same period in the prior year due to the Company’s increased profitability as well as the timing of income tax installment payments.
Investing Activities
During the fiscal year ended February 26, 2011, cash flows used in investing activities were $1.7 billion and included property, plant and equipment additions of $1.0 billion, intangible asset additions of $557 million and business acquisitions of $494 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $392 million. For the same period of the prior fiscal year, cash flows used in investing activities were $1.5 billion and included property, plant and equipment additions of $1.0 billion, intangible asset additions of $421 million, and business acquisitions of $143 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $103 million.
Property, plant and equipment additions for the fiscal year ended February 26, 2011 were comparable to the fiscal year ended February 27, 2010 as the level of investment in building expansion, renovations to existing facilities, and manufacturing equipment continued. During the fiscal year ended February 26, 2011, the additions to intangible assets primary consisted of licenses acquired in relation to amended or renewed licensing agreements relating to 3G and 4G technologies, certain patents acquired as a result of patent assignment and transfer agreements, including one entered into by the Company and Motorola, Inc. as part of a Settlement and License Agreement entered into on June 10, 2010, which settled all outstanding worldwide

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
litigation between the two companies, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with business acquisitions. Business acquisitions during fiscal 2011 related to the purchase of a company whose acquired technology is being incorporated through a BlackBerry application, a subsidiary of TAT The Astonishing Tribe, QNX Software Systems, as well as the purchase of a company whose proprietary software will be incorporated into the Company’s software, the purchase of a company whose acquired technologies will enhance document access and handling capacities, and the purchase of a company whose acquired technologies will enhance the Company’s ability to manage application store fronts and data collection. Investments in intangible assets during fiscal 2010 were primarily associated with the settlement of the Visto Litigation, agreements with third parties for use of intellectual property and business acquisitions. All acquired patents were recorded as intangible assets and are being amortized over their estimated useful lives. Business acquisitions during fiscal 2010 related to the purchase of Certicom Corp., Torch Mobile Inc. and the purchase of a company whose proprietary software will be incorporated into the Company’s software.
Financing Activities
Cash flows used in financing activities were $2.1 billion for fiscal 2011 and were primarily attributable to the common share repurchase programs described above in the amount of $2.1 billion, as well as the purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $76 million, partially offset by proceeds from the issuance of common shares in the amount of $67 million. Cash flows used in financing activities were $843 million for fiscal 2010 and were primarily attributable to the 2010 Repurchase Program described above in the amount of $775 million, purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which were classified on the consolidated balance sheet for accounting purposes as treasury stock in the amount of $94 million, the repayment of debt acquired through acquisitions in the amount of $6 million, offset partially by the proceeds from the exercise of stock options in the amount of $30 million and tax benefits from the exercise of stock options.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 26, 2011, the Company held $41 million in face value of investment grade auction rate securities for which auctions are not taking place. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the continuing lack of liquidity in these securities, the Company recognized through investment income, in the third quarter of fiscal 2011, an other-than-temporary impairment charge of $6 million. The Company used a multi-year investment horizon to value these securities and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity return to normal levels or a solution to the liquidity of the securities is determined, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. The auction rate securities are classified as long-term investments on the balance sheet given the uncertainty as to when market liquidity for auction rate securities will return to normal.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Lehman Brothers International (Europe)
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claims: an additional asset was identified as belonging to the Company in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company signed the ‘Form of Acceptance’ and ‘Claim Resolution Agreement’, which are the necessary steps to have the identified assets returned. On June 8, 2010, the Company received a Claim Amount Notice from LBIE identifying amounts to be paid out in respect to certain identified assets. On August 10, 2010, the Company received a payment net of fees in the amount of $38 million representing monies for three of the identified assets listed in the Claim Amount Notice. The Company currently has trust claims filed with the Administrators totalling $47 million for unreturned assets and continues to maintain it has a valid trust claim on those assets. Based on communications with the Administrators, publicly available information published by the Administrators, as well as the passage of time and the uncertainty associated with the Administrator not having specifically identified these funds as trust funds, the Company recorded an other-than-temporary impairment charge to investment income in the amount of $11 million during the third quarter of fiscal 2011.
As at February 26, 2011, the carrying value of the Company’s claim on LBIE assets is $36 million. The Company continues to work with the Administrators for the return of the remaining assets, identified or not specifically identified, along with the past interest accrued on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 26, 2011:

	(in millions)
		Less than One	One to	Four to Five	Greater than
	Total	Year	Three Years	Years	Five Years

Operating lease obligations	$244	$41	$77	$55	$71
Purchase obligations and commitments	10,843	9,643	1,200	—	—

Total	$11,087	$9,684	$1,277	$55	$71

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Purchase obligations and commitments amounted to approximately $10.8 billion as of February 26, 2011, with purchase orders with contract manufacturers representing approximately $8.5 billion of the total. The Company also has commitments on account of capital expenditures of approximately $144 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
The Company has obligations payable in the first quarter of fiscal 2012 of approximately $224 million for the payment of income taxes related to fiscal 2011. The Company paid approximately $135 million in the first quarter of fiscal 2011 for income taxes related to fiscal 2010. The amounts have been included as current liabilities in income taxes payable as of February 26, 2011 and February 27, 2010 respectively, and the Company intends to fund its fiscal 2011 tax obligations from existing financial resources and cash flows.
The Company has not paid any cash dividends in the last three fiscal years.
Cash, cash equivalents, and investments were $2.7 billion as at February 26, 2011. The Company believes its financial resources, together with expected future income, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has $150 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at February 26, 2011, the Company has utilized $9 million of the Facilities for outstanding letters of credit, and $141 million of the Facilities are unused.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
On March 7, 2008, FlashPoint Technology Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and 14 other defendants in the District of Delaware. The patents-in-suit include United States (“U.S.”) Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the “’190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the ’190 Patent in the litigation against RIM. On February 6, 2009, FlashPoint filed an amended complaint adding Patent Nos. 5,903,309, 6,278,447 (the “’447 Patent”) and 6,400,471 (the “’471 Patent”). Only the ’447 Patent and the ’471 Patent have been asserted against RIM. The complaint seeks an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.
On May 13, 2010, FlashPoint filed a complaint with the U.S. International Trade Commission (“ITC”) against the Company, as well as three other defendants, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination is expected to be provided on July 13, 2011 and the target date for completion of the investigation is November 14, 2011. Proceedings are ongoing.
On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents-in-suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. The court has set a trial date for September 7, 2010. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The Complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. The complaint seeks an injunction and monetary damages. On February 26, 2010, the Court issued a claim construction order. No trial date has been set. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029 (“the ‘029 Patent”); 6,080,639 (“the ‘639 Patent”); 6,376,877 (“the ‘877 Patent”) and 5,715,194 (“the ‘194 Patent”). The patents relate generally to flash memory chips. The complaint does not seek monetary damages, but requests that the ITC issue orders prohibiting RIM products containing certain flash memory chips made by Samsung from being imported into the U.S. and sold in the U.S. On March 16, 2010 and April 7, 2010, the administrative law judge (“ALJ”) presiding over the case granted consent motions from Spansion to terminate the ITC investigation in part as to the ‘029 Patent and the ‘639 Patent, respectively, thereby leaving only two patents remaining in the case. From May 3, 2010 to May 14, 2010, a trial was held regarding the ‘877 Patent and the ‘194 Patent. On October 22, 2010, the ALJ issued his initial determination finding no violation. On December 23, 2010, the ITC Commission decided not to review the ALJ’s initial determination, thereby letting stand the ALJ’s finding of no violation. The investigation has been terminated.
On August 6, 2010, Spansion LLC filed a second complaint with the ITC against Samsung and other respondents, including the Company, which use Samsung flash memory, alleging infringement of U.S. Patent Nos. 7,018,922; 6,900,124; 6,369,416; and 6,459,625. All the patents-at-issue are generally directed to flash memory chips. The complaint does not seek monetary damages, but requests that the ITC issue orders prohibiting certain RIM products containing Samsung flash memory chips from being imported into the U.S. and sold in the U.S. The ALJ has set a trial date of June 20, 2011 and a target date for completion of the investigation of January 12, 2012. Proceedings are ongoing.
On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 (“ the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. The petitions for review were granted on March 25, 2011. Proceedings are ongoing.
On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The ALJ set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that RIM’s smartphones do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for Commission review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. The petitions for review filed by Kodak, the ITC Staff and the Company were granted on March 25, 2011. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On May 5, 2009, Fractus, S.A. (“Fractus”) filed a lawsuit against the Company and eight other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of nine patents (U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint seeks an injunction and monetary damages. The Court issued a claim construction order on November 9, 2010. The jury selection for trial is scheduled for May 2, 2011. Proceedings are ongoing.
On August 21, 2009, Xpoint Technologies filed a lawsuit against the Company and twenty-eight other defendants, in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint seeks an injunction and monetary damages. The Court has set a trial date of May 7, 2012. Proceedings are ongoing.
On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for June 15, 2011, and the trial is scheduled to begin on December 5, 2011. Proceedings are ongoing.
On November 23, 2009, Klausner Technologies Inc. (“Klausner”) filed a lawsuit against the Company and one other defendant in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 5,572,576 and 5,283,818. The patents are generally directed to visual voice mail. The complaint seeks an injunction and monetary damages. Klausner served RIM on March 23, 2010. Proceedings are ongoing.
From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed against the Company since the end of fiscal 2010:
On March 3, 2010, Smartphone Technologies LLC (“Smartphone”) filed a lawsuit against the Company and 12 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,950,645; 7,076,275; 5,742,905; 7,506,064; 6,533,342; 6,711,609 and RE40,459. On October 15, 2010, Smartphone amended its complaint alleging infringement of three additional patents U.S. Patent Nos. 6,505,215; 6,728,786 and 7,693,949. The patents are generally directed to phone features relating to dialing and background task management, device power management, telephonic and data networking, displaying Internet content, and synchronization. The complaint seeks an injunction and monetary damages. During a scheduling conference held on September 7, 2010, the Markman hearing was scheduled for September 8, 2011 and the jury selection for trial was set for March 5, 2012. Proceedings are ongoing.
On March 31, 2010, MobileMedia Ideas LLC filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The claim construction hearing is scheduled for January 11, 2012, and trial is scheduled to begin July 12, 2012. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On June 30, 2010, Bandspeed Inc. filed a lawsuit against the Company as well as 36 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for October 23, 2012, and trial is scheduled to begin July 1, 2013. Proceedings are ongoing.
On August 4, 2010, EON Corporation IP Holdings LLC (“EON”) filed a lawsuit against the Company as well as 16 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for January 5, 2012, and trial is scheduled to begin October 1, 2012. Proceedings are ongoing.
On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for November 10, 2011, and trial is scheduled to begin June 4, 2012. Proceedings are ongoing.
On September 7, 2010, Wordcheck Tech LLC filed a lawsuit against the Company as well as over 40 other defendants in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 6,782,510. The patent is generally directed to a word checking tool. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On September 8, 2010, Eatoni Ergonomics, Inc. (“Eatoni”) filed a motion to vacate a June 8, 2010 arbitration award and a March 2007 arbitration award in the Southern District of New York in a lawsuit filed on November 19, 2008 against the Company alleging that: RIM breached the March 2007 arbitration award; the license to RIM for Eatoni’s U.S. Patent 6,885,317 (the “’317 Patent”) is invalid; RIM infringed the ‘317 Patent; and RIM monopolized the reduced QWERTY market with its Sure Type line of devices. The original lawsuit to which this matter relates was filed on April 28, 2005 and settled on September 26, 2005 through mediation. A subsequent arbitration proceeding was held in February 2007 with an arbitration award issued in March 2007. An arbitration related to the current court action was held in December 2009 with an arbitration award issued on June 8, 2010. Proceedings are ongoing.
On September 23, 2010, EON filed suit in the U.S. District Court for the District of Delaware against the Company and 16 other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive television. The Complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On October 20, 2010, TQP Development LLC filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint alleges infringement of U.S. Patent No. 5,412,730. The patent generally relates to encryption technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On October 28, 2010, Alfred Levine amended his complaint to add the Company to a suit filed in the U.S. District Court for the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the suit. The complaint alleges infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for December 21, 2011, and trial is scheduled to begin May 7, 2012. Proceedings are ongoing.
On January 5, 2011, Advanced Display Technologies of Texas, LLC filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission tools. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On February 24, 2011, Golden Bridge Technology, Inc. filed a lawsuit against the Company as well as over 20 other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On March 11, 2011, OGMA, LLC filed a lawsuit against the Company as well as 13 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserts infringement of U.S. Patent No 6,150,947 generally directed to programmable motion-sensitive sound effect devices. The complaint seeks monetary damages and other relief the Court decides is just and appropriate. Proceedings are ongoing.
On March 15, 2011, Unified Messaging Solutions, LLC filed a lawsuit against the Company as well as 19 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division). The complaint asserts infringement of U.S. Patent Nos. 6,857,074; 7,836,141; 7,895,306; and 7,895,313 generally directed to web-based messaging service technology. The complaint seeks monetary damages and further relief as the Court may deem just and appropriate. Proceedings are ongoing.
On March 16, 2011, MOSAID Technologies Inc. filed a lawsuit against the Company, as well as 20 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserts infringement of U.S. Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,786; 6,563,786 and 6,992,972. The patents are generally directed to IEEE 802.11 technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
On March 18, 2011, Content Delivery Solutions, LLC filed a complaint against the Company as well as nine other defendants in the U.S. District Court for the Western District of Texas (Austin) asserting infringement of U.S. Patent Nos. 6,058,418 and 6,393,471 which generally relate to marketing data delivery technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On March 18, 2011, Imperium (IP) Holdings, Inc., filed a complaint against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only two of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884 and 6,838,715). The complaint seeks an injunction and monetary damages. Proceedings are ongoing.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2011 were transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At February 26, 2011, approximately 59% of cash and cash equivalents, 25% of accounts receivables and 8% of accounts payable are denominated in foreign currencies (February 27, 2010 — 38%, 22% and 7%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. The cash flow hedges were fully effective at February 26, 2011. As at February 26, 2011, the net unrealized losses on these forward contracts was approximately $20 million (February 27, 2010 — net unrealized gains of $62 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.
The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at February 26, 2011, net unrealized losses of $46 million were recorded in respect of this amount (February 27, 2010 — net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company continues to experience significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and account receivables volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at February 26, 2011 is $2 million (February 27, 2010 — $2 million). The Company also places insurance coverage for a portion of its accounts receivable balances. While the Company sells to a variety of customers, one customer comprised 15% of accounts receivable as at February 26, 2011 (February 27, 2010 — one customer comprised 14%). Additionally, two customers comprised 11% each of the Company’s fiscal 2011 revenue (fiscal 2010 revenue — three customers comprised 20%, 13% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 26, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 59% (February 27, 2010 — 24%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2011, no single issuer represented more than 19% of the total cash, cash equivalents and investments (February 27, 2010 — no single issuer represented more than 8% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
of $6 million. In addition, the Company recorded an other-than-temporary impairment charge on its LBIE bankruptcy trust claim in the amount of $11 million.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 26, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Co-CEOs and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Exchange Act. Based on that evaluation, the Co-CEOs and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 26, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of February 26, 2011, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
During the fiscal year ended February 26, 2011, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.